Diane E. Lazzaris Senior Vice President and General Counsel Direct: 412.454.4878 Fax: 412.222.7304 Email: dlazzaris@wesco.com

March 10, 2020

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Trade and Services
100 F Street, NE
Washington, D.C. 20549

Attention:  Daniel Morris

Re:	WESCO International, Inc.
Registration Statement on Form S-4; File No. 333-236307
Request for Acceleration

Ladies and Gentlemen:

Reference is made to the Registration Statement on Form S-4 (File No. 333-236307) (the “Registration Statement”) filed by WESCO International, Inc. (the “Company”) with the U.S. Securities and Exchange Commission (the “Commission”) on February 7, 2020, as amended on March 4, 2020 and March 9, 2020.

The Company hereby requests that the Registration Statement be made effective at 2:00 p.m. Eastern Time on March 11, 2020, or as soon as possible thereafter, in accordance with Rule 461 of the General Rules and Regulations promulgated under the U.S. Securities Exchange Act of 1933, as amended.

Please contact John L. Robinson of Wachtell, Lipton, Rosen & Katz at (212) 403-1056 or by email at JLRobinson@wlrk.com with any questions you may have concerning this request.  Please notify Mr. Robinson when this request for acceleration has been granted.

[SIGNATURE PAGE FOLLOWS]

March 10, 2020

WESCO INTERNATIONAL, INC.

By:	/s/ Diane E. Lazzaris
Name:	Diane E. Lazzaris
Title:	Senior Vice President and
General Counsel

cc:	Adam O. Emmerich, Wachtell, Lipton, Rosen & Katz
John L. Robinson, Wachtell, Lipton, Rosen & Katz
Justin C. Choi, Anixter International, Inc.
Irving L. Rotter, Sidley Austin LLP
Gabriel Saltarelli, Sidley Austin LLP